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                                                             Exhibit 12(b)

                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                            Nine Months Ended
                              September 30,        Year Ended December 31,

                             1997   1996   1996   1995   1994   1993*   1992
Fixed charges:
  Interest expense          $ 450  $ 446  $ 592  $ 603  $ 520  $ 540   $ 627
  Rental expense               92    110    140    142    170    180     187
  Preferred stock divi-
   dend of subsidiary          37      -      -      -      -      -       -
    Total fixed charges
       before capitalized
       interest               579    556    732    745    690    720     814
  Capitalized interest          -      -      -      -      2      5      17
    Total fixed charges     $ 579  $ 556  $ 732  $ 745  $ 692  $ 725   $ 831

Earnings available for
 fixed charges:
  Earnings **              $1,480 $1,318 $2,067 $1,980 $1,602  $(193) $1,183
  Less undistributed
      income in minority
      owned companies        (101)   (91)   (84)   (90)   (54)   (51)    (52)
  Add fixed charges before
      capitalized interest
      and preferred stock
      dividend of
      subsidiary              542    556    732    745    690    720     814
  Total earnings available
      for fixed charges    $1,921 $1,783 $2,715 $2,635 $2,238  $ 476  $1,945

Ratio of earnings to
  fixed charges (1)(2)       3.32   3.21   3.71   3.54   3.23    .66    2.34


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals, and preferred stock dividend requirements of subsidiaries. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance and Other Financial Services businesses and its real estate development and third-party financing businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."

(13)